FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fiscal second quarter June 1, 2004 - August 31, 2004

and

Half-year March 1, 2004 - August 31, 2004

Concordia Bus Nordic AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 17154 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                           .

CONCORDIA BUS NORDIC HOLDING AB

STOCKHOLM, SWEDEN

SECOND QUARTER JUNE 1, 2004 – AUGUST 31, 2004

AND

HALF YEAR MARCH 1, 2004 – AUGUST 31, 2004

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements – Concordia Bus Nordic Holding AB (publ) (1)

Unaudited consolidated interim statements of operations for the three months ended August 31, 2004 and August 31, 2003

Unaudited consolidated interim statements of operations for the half-year ended August 31, 2004 and August 31, 2003

Unaudited interim consolidated balance sheets as of August 31, 2004 and February 29, 2004

Unaudited consolidated interim cash flow statements for the half-year ended August 31, 2004 and August 31, 2003

Notes to unaudited consolidated interim financial statements

Unaudited Consolidated financial statements – Swebus AB (2)

Unaudited consolidated interim statements of operations for the three months ended August 31, 2004 and August 31, 2003

Unaudited consolidated interim statements of operations for the half-year ended August 31, 2004 and August 31, 2003

Unaudited interim consolidated balance sheets as of August 31, 2004 and February 29, 2004

Unaudited consolidated interim cash flow statements for the half-year ended August 31, 2004 and August 31, 2003

Notes to unaudited consolidated interim financial statements

Unaudited Consolidated financial statements – Ingeniør M.O. Schøyens Bilcentraler AS (2)

Unaudited consolidated interim statements of operations for the three months ended August 31, 2004 and August 31, 2003

Unaudited consolidated interim statements of operations for the half-year ended August 31, 2004 and August 31, 2003

Unaudited interim consolidated balance sheets as of August 31, 2004 and February 29, 2004

Unaudited consolidated interim cash flow statements for the half-year ended August 31, 2004 and August 31, 2003

Notes to unaudited consolidated interim financial statements

CONCORDIA BUS NORDIC HOLDING AB (PUBL)

HALF-YEAR REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(1)          Concordia Bus Nordic Holding AB (“Nordic” or the “Company”) hereby submits the unaudited interim financial statements for the three-month period ended August 31, 2004. The Company is a wholly owned subsidiary Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. Previously, Concordia Bus Nordic Holding AB was named Interbus Finans AB and was a wholly owned subsidiary of Concordia Bus Nordic AB (publ), which was wholly owned by Concordia Bus AB. In January 2004, a reorganization was performed whereby Concordia Bus Nordic AB (publ) transferred to Concordia Bus AB its 100% share ownership of Interbus Finans AB. Concordia Bus AB then transferred its shares in Concordia Bus Nordic AB (publ) to Interbus Finans AB. Interbus Finans AB was then renamed Concordia Bus Nordic Holding AB. Such reorganization had the effect of creating a new holding company for Concordia Bus Nordic AB (publ) from one of its dormant subsidiaries. Concordia Bus Nordic Holding AB is a non-operating holding company that has no assets other than its shares in Concordia Bus Nordic AB (publ). Subsequent to the reorganization, the consolidated financial position, results of operations and cash flows of Concordia Bus Nordic AB (publ) are the same as that of Concordia Bus Nordic Holding AB. Since this was a reorganization of entities under common control, the consolidated financial statements contained in this report are presented as if Concordia Bus Nordic Holding AB was in existence as the shareholder of Concordia Bus Nordic AB (publ) for all periods presented. All figures are expressed in millions of SEK if not otherwise indicated.

(2)          The unaudited financial statements of this subsidiary of Concordia Bus Nordic Holding AB are included in this report on Form 6-K to comply with Section 3-16 of Regulation S-X of U.S. federal securities laws.

You should read the following discussion in conjunction with the financial statements of Nordic included in this quarterly report starting on page 10. The financial statements of Nordic are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Nordic is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2005” for the year ending February 28, 2005). The end of the first financial quarter for Nordic is May 31 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has revised its accounting principle for pensions. This revision was in accordance with new accounting recommendations under Swedish GAAP. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical financial results. For an explanation of the impact, see “notes to unaudited consolidated interim financial statements”.

Financial Highlights

The following table summarizes Nordic’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Second quarter ended August 31, 2004 compared to the second quarter ended August 31, 2003

	2004		2003
	SEK million	%	SEK million	%

Revenues	1,118	100.0%	1,103	100.0%
Operating profit (loss)	(4)	(0.3)%	(0)	(0)%
EBITDAR(1)	178	15.9%	175	15.9%
Net loss	(49)	(4.3)%	17	(1.5)%

Half-year ended August 31, 2004 compared to the half-year ended August 31, 2003

	2004		2003
	SEK million	%	SEK million	%

Revenues	2,375	100.0%	2,355	100.0%
Operating profit (loss)	(19)	(0.8)%	2	(0.1)%
EBITDAR(1)	341	14.4%	353	15.0%
Net loss	(92)	(3.9)%	(4)	(0.2)%

(1)          EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions, EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Nordic’s operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Nordic with other companies. EBITDAR has been derived from amounts found under “Consolidated statement of operations” on Page 10 and 11 of this quarterly report, prepared under Swedish GAAP.

Second quarter ended August 31, 2004 compared to the second quarter ended August 31, 2003

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section “Liquidity and capital resources” which provides analysis between the respective year to date periods, which for the first quarter are the same.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Nordic provides at its depots to third parties and sales of diesel fuel.

Revenues increased SEK 15 million, or 1.4%, from SEK 1,103 million for the three months ended August 31, 2003 to SEK 1,118 million for the quarter ended August 31, 2004.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 14 million, or 1.5%, from SEK 951 million for the three months ended August 31, 2003 to SEK 965 million for the three months ended August 31, 2004. Our increase in revenue is principally due to our winning of new contracts, which provided an increase of SEK 96 million which was offset by the impact from lost contracts of SEK 74 million. In addition, the net impact from the volume and price changes on the existing contracts was lower by SEK 8 million.

Revenues from express bus services increased by SEK 7 million, or 8%, from SEK 90 million for the three months ended August 31, 2003 to SEK 97 million for the three months ended August 31, 2004. This increase is largely due to a higher yield from passenger tickets marginal of SEK 3 million, and increase in passenger traffic of SEK 2 million and an increase of prices of SEK 2 million.

Revenues from coach hire services increased by SEK 2 million or 6% from SEK 31 million for the three months ended August 31, 2003 to SEK 33 million for the three months ended August 31, 2004. This increase is due to increased revenues from sales of diesel of SEK 1 million, and an increase of prices of SEK 1 million.

Other revenues amounted to SEK 23 million for the three months ended August 31, 2004 and SEK 31 million for the three months ended August 31, 2003. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net of gain and losses on our sale of fixed assets is comprised of sales of real estate, buses and other assets held by Nordic. Loss on sale of fixed assets was SEK 1 million for the three months ended August 31, 2004, compared to a gain on sale of fixed assets of SEK 2 million for the three months ended August 31, 2003. The loss is a result of sale of equipment from the closed down depot in Gothenburg.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs and operating lease charges. Operating costs increased by SEK 22 million, or 2%, from SEK 1,022 million for the three months ended August 31, 2003 to SEK 1,244 million for the three months ended August 31, 2004. This increase is due to a number of factors, which are explained below.

Additional factors

There has been a 2% decrease in personnel costs, by SEK 12 million to SEK 592 million, for the three months ended August 31, 2004 from SEK 604 million for the three months ended August 31, 2003. The decreased costs are partly due to lost contracts in the Gothenburg area of SEK 11 million and decreased pension costs of SEK 6 as a result of a new pension agreement and productivity improvements of SEK 5 million. This was offset by an effective pay increase of 4.7% resulting in increased salary costs of SEK 12 million.

In addition, fuel, tires and other consumable costs increased by 10% or SEK 19 million, to SEK 213 million for the three months ended August 31, 2004 from SEK 194 million for the three months ended August 31, 2003. The increase of SEK 19 million was due to an increase in fuel costs of SEK 11million, increased maintenance costs of SEK 7 million and increase in cleaning costs of SEK 1 million due to higher bus usage. Our average fuel price for the three months in Sweden was SEK 6.01 per liter compared to 5.21 per liter in Sweden for the same three months last year.

Other external costs decreased 2% by SEK 3 million, to SEK 134 million for the three months ended August 31, 2004 from SEK 131 million for the three months ended August 31, 2003. The decrease was largely due to a decrease in damage costs of SEK 7 million which was partly offset by an increase of in professional fees of SEK 2 million and an increase in marketing and sales costs of SEK 1 million.

Operating lease charges increased by SEK 12 million to SEK 105 million for the three months ended August 31, 2004 from SEK 93 million for the three months ended August 31, 2003. This increase was principally a result of increased number of operational lease buses we are utilizing under operating leases.  The total number of buses under operating leases was 1,398 as of August 31, 2004 compared to 1,262 as of August 31, 2003.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included.

Depreciation and amortization costs decreased by SEK 6 million from SEK 83 million for the three months ended August 31, 2003 to SEK 77 million for three months ended August 31, 2004 as a result of our planned reduction in the number of buses in our fleet that we own and our increased use of operating leases. Total goodwill amortization included in depreciation during the period was SEK 4 million. Number of owned units as of August 31, 2004 was 2,477.

Operating Profit

Operating loss increased by SEK 4 million from a loss of SEK 0 million for the three months ended August 31, 2003 to a loss of SEK 4 million for the three months ended August 31, 2004.

Operating loss from bus operations for public authorities increased by SEK 8 million from an operating loss of SEK 2 million for the three months ended August 31, 2003 to a loss of SEK 10 million for the three months ended August 31, 2004, largely as a result of higher fuel costs.

Operating profit from Express Bus services increased by SEK 3 million to SEK 17 million for the three months ended August 31, 2004, from SEK 14 million for the three months ended August 31, 2003.

Operating profit from coach hire services was SEK 4 million for the three months ended August 31, 2004, compared to SEK 5 million for the three months ended August 31, 2003.

Head office items and other was SEK 3 million for the three months ended August 31, 2004, compared to SEK 14 million for the three months ended August 31, 2003.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses increased by SEK 22 million to SEK 44 million for the three months ended August 31, 2004 from SEK 22 million for the three months ended August 31, 2003.

This result can be primarily attributed to a higher interest charges of SEK 22 million due to increased borrowing and higher interest rates.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the year ended August 31, 2004 was (2)%. The difference in the tax rate is due to a amortization of goodwill of 2%, and valuation allowances of net operating losses of 28%.

Trend Information

During the quarter ended Aug 31, 2004, 342 buses were placed for tender, of which we submitted bids for 232. Of these 232, we already operate 156 buses. We have re-won and retained 12 buses, out of which we previously operated 9, and lost 6 buses during the quarter all relating to tenders submitted during previous quarter.

We envisage bidding for a further 560 units this year, of 614 units available. Of the 560, Nordic currently operates 166 units.

Half-year ended August 31, 2004 compared to the half-year ended August 31, 2003

The following section provides an analysis of our results of operations between the actual numbers for the half-year March 1 – August 31, 2004 as compared with the half-year March 1 – August 31, 2003.

Revenues

Revenues increased SEK 20 million, or 1%, from SEK 2,355 million for the half-year ended August 31, 2003 to SEK 2,375 million for the half-year ended August 31, 2004.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 26 million, or 1%, from SEK 2,067 million for the half-year ended August 31, 2003 to SEK 2,093 million for the half-year ended August 31, 2004.

The increase in revenue is principally due to our winning of new contracts, which provided an increase of SEK 209 million which was offset by the impact from lost contracts of SEK 171 million. In addition, the net impact from the volume and price changes on the existing contracts was lower by SEK 12 million.

Revenues from express bus services increased by SEK 10 million, or 6%, from SEK 166 million for the half-year ended August 31, 2003 to SEK 176 million for the half-year ended August 31, 2004. The revenue increase derives primarily from a higher yield from passenger tickets marginal and an increase in passengers carried.

Revenues from coach hire services remained constant at SEK 63 million for the half-year ended August 31, 2003 and for the half-year ended August 31, 2004.

Other revenues amounted to SEK 59 million for the half-year ended August 31, 2003 and SEK 43 million for the half-year ended August 31, 2004. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets increased from a gain of SEK 2 million for the half-year ended August 31, 2003 to a gain of SEK 6 million for the half-year ended August 31, 2004. The increase is due to a gain of SEK 4 million from sale of apartments in Finland.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 54 million, or 3%, from SEK 2,194 million for the half-year ended August 31, 2003 to SEK 2,248 million for the half-year ended August 31, 2004. This increase is due to a number of factors, which are outlined below.

Additional factors:

There has been a 1% increase in personnel costs, by SEK 10 million to SEK 1,298 million, for the half-year ended August 31, 2004 from SEK 1,288 million for the half-year ended August 31, 2003. The main reasons for the increased costs is due to an effective increase in salary of 4.7% or SEK 40 million, which was offset by decreased costs of lost contracts in the Gothenburg area of SEK 11 million and lower pension costs of SEK 7 million as a result of a new pension agreement and productivity improvements of SEK 12 million.

In addition, fuel, tires and other consumable costs have increased by SEK 26 million or 6% to SEK 470 million for the half-year ended August 31, 2004 from SEK 444 million for the half-year ended August 31, 2003, largely due to higher maintenance costs of SEK 15 million and higher fuel costs of SEK 9 million due to increased fuel prices.

Operating lease charges increased by SEK 19 million or by 10% to SEK 208 million for the half-year ended August 31, 2004 from SEK 189 million for the half-year ended August 31, 2003. This increase was principally a result of increased use of operating leases for buses. Total number of buses under operating leases was 1,398 as of August 31, 2004, compared to 1,262 as of August 31 2003.

Other external costs decreased by SEK 1 million to SEK 272 million for the half-year ended August 31, 2004 from SEK 273 million for the half-year ended August 31, 2003. The decrease is mainly due to decreased damage costs of SEK 8 million, offset by increased subcontracting costs of SEK 7 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included.

Depreciation and amortization costs decreased by SEK 9 million, or 6%, from SEK 161 million for the half-year ended August 31, 2003 to SEK 152 million for the half-year ended August 31, 2004 principally as a result of the increased operational leasing of buses. Total goodwill amortization was SEK 7 million for the half-year ended August 31, 2004, compared to SEK 6 million for the half year ended August 31, 2003. Number of owned units as of August 31, 2004 was 2,477.

Operating Profit/loss

Operating loss was SEK 19 million for the half-year ended August 31, 2004, compared to an operating profit of SEK 2 million for the half-year ended August 31, 2003. Operating loss from bus operations for local public transportation authorities was SEK 17 million for the half-year ended August 31, 2004, compared to an operating profit of SEK 9 million for the half-year ended August 31, 2003, mainly due to operating lease charges and higher maintenance and fuel costs.

Operating profit from express bus services decreased by SEK 1 million to SEK 19 million for the half-year ended August 31, 2004 compared to SEK 20 million for the half-year ended August 31, 2003. Operating profit from coach hire services of SEK 6 million for the half-year ended August 31, 2004 remained constant with the half-year ended August 31, 2004. Head office items and others was SEK 20 million for the half-year ended August 31, 2004 compared to SEK 27 million for the half-year ended August 31, 2003.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial income and expenses (net) increased by SEK 28 million from a net financial expense of SEK 44 million for the half-year ended August 31, 2003 to SEK 72 million for the half-year ended August 31, 2004, due to higher interest costs of SEK 42 million, which was offset by increased foreign exchange gain of SEK 13 million and decreased other financial charges of SEK 1 million.

Taxes

The standard rate of taxation in Sweden is 28. The effective tax rate for the half-year ended August 31, 2003 was (1)0%. The difference to the tax rate is due to amortization of goodwill of 2%, allowance of net operating losses of 27%.

Liquidity and Capital Resources

Nordic will require cash principally to repay indebtedness incurred in connection with financing of its bus fleet. Most of this indebtedness is comprised of the senior secured notes issued in January 2004.

The outstanding amount of the senior secured notes as of August 31, 2004 was €130 million. The senior secured notes will mature on August 1, 2009 and carry a fixed interest rate of 9.125% per annum. Interest is paid on February 1 and August 1 of each year until maturity.

As of August 31, 2004 Nordic had total net indebtedness of SEK 1,005 million after the deduction of cash balance of SEK 202 million. The interest expense for the three months ended August 31, 2004 was SEK 29 million.

Nordic has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its hedge policy. See the sub-heading “Foreign Exchange” in the section “Quantitative and Qualitative Disclosure about Market Risk.”

We have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate approximately 8% of the operating lease exposure is covered by our interest caps and swaps.

Net cash used by operating activities was negative SEK 94 million for the six months ended August 31, 2004, compared to positive cash flow of SEK 36 million for the six months ended August 31, 2003, the difference is mainly due to higher interest payments of SEK 29 million as a result of refinancing and change in working capital of SEK 60 million. We also had a retroactive compensation from the Stockholm CPTA in May 2003 of SEK 23 million as a result of a law requiring more frequent breaks for drivers.

The change in working capital is mainly due to two one-off items. We had large payments in March to suppliers involved in the refinancing activities of SEK 12 million. We also had a one-off effect on the cash flow when we started reporting VAT in Norway, this is approximately SEK 15 million for the first six months. We also have a large negative change of intercompany balance due to interest payments of our parent company’s €160 million loan.

Net capex was SEK 47 million for the six months ended August 31, 2004. Investments in tangible fixed asset were SEK 76 million for the six months ended August 31, 2004, compared to SEK 10 million for the three months ended August 31, 2003. Of the total capital expenditure SEK 29 million is attributable to purchase of used buses in relation to a new tender in Hedmark, which started in April 2004, SEK 23 million relate to purchase of used buses for the Skaraborg region, and SEK 9 million are attributable to buses we have purchased and sold during the first six months. The remaining capital expenditure are purchase of equipment in Sweden and Norway.

During the period we have sold buses worth of SEK 20 million, of which SEK 9 million are purchased and sold during the first half year. We have also sold apartments in Finland worth of SEK 9 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•                                          Interest rates on debt;

•                                          Foreign exchange rates;

•                                          Fuel prices; and

•                                          Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We currently hedge parts of our exposure to interest rate fluctuations on our lease debt through the use of derivative instruments. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the interest part within the lease payments we make under the lease debt.

Based on the nominal value of the operational lease debt at August 31, 2004 of SEK 1,950 million, a 1% change in interest rates would increase lease charges by approximately SEK 19.5 million per annum. Senior secured notes outstanding at August 31, 2004 with a carrying value of SEK 1,187 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 10.8 million per annum.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 28, 2005. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 12.5 million per annum.

Inflation

Inflation had no material impact on our operations during the three months ended August 31, 2004 or the three months ended August 31, 2003. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 6.1 million per annum when compared to the previous year.

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SECOND QUARTER

(in millions of SEK except loss per share)	Note	June 1, 2004 – August 31, 2004	June 1, 2003 – August 31, 2003
		(Unaudited)	(Unaudited)

Net revenue	1	1,118	1,103

Fuel, tires and other consumables		(213)	(194)
Personnel costs		(592)	(604)
Operating lease charges	4	(105)	(93)
Other external costs		(134)	(131)
Gain (Loss) on sale of fixed assets		(1)	2
Depreciation and amortization		(77)	(83)
Operating Profit (Loss)	1	(4)	(0)

Interest income		5	4
Interest expense and similar items	2	(49)	(26)
Financial income and expenses		(44)	(22)
Loss after financial items		(48)	(22)

Taxes		(1)	39

Profit for the period		(49)	17

Profit per share (in SEK)		(304)	106

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE HALF YEAR

(in millions of SEK except loss per share)	Note	March 1, 2004 – August 31, 2004	March 1, 2003 – August 31, 2003
		(Unaudited)	(Unaudited)

Net revenue	1	2,375	2,355

Fuel, tires and other consumables		(470)	(444)
Personnel costs		(1,298)	(1,288)
Operating lease charges	4	(208)	(189)
Other external costs		(272)	(273)
Gain (Loss) on sale of fixed assets		6	2
Depreciation and amortization		(152)	(161)
Operating Profit (Loss)	1	(19)	2

Interest income		9	9
Interest expense and similar items	2	(81)	(53)
Financial income and expenses		(72)	(44)
Loss after financial items		(91)	(42)

Taxes		(1)	38

Net loss for the period		(92)	(4)

Loss per share (in SEK)		(574)	(26)

*) In fiscal 2003, we had initially booked our loss on our sale of fixed assets in the fourth quarter as a year-end adjustment. We have now restated this loss to report the loss in the period when the assets were sold. This restatement does not change our total operating loss figure for fiscal 2003.  It does impact the operating profit/(loss) figure on a quarterly basis, however, by increasing the loss (or reducing the profit) for each of the first three quarters of fiscal 2003.

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	August 31, 2004	Feb 29, 2004
(In millions of SEK)		(Unaudited)

Fixed assets
Goodwill		214	213
Total intangible fixed assets		214	213

Buildings and land		2	2
Equipment, tools, fixtures and fittings		29	34
Vehicles		1,407	1,491
Total tangible fixed assets		1,438	1,527

Capitalized borrowing costs		44	48
Other long-term receivables		1	10
Receivable due from group companies		32	29
Total financial fixed assets		77	87

Total fixed assets		1,729	1,827

Current assets

Inventories		30	30

Accounts receivable		295	310
Other current receivables		23	100
Accrued income and prepaid expenses		160	238
Total receivables		478	648

Cash and bank balances	3,8	202	346

Total current assets		710	1,024

TOTAL ASSETS		2,439	2,851

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	August 31, 2004	Feb 29, 2004
(in millions of SEK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (160 000 shares at par value SEK 100)		0	0
Restricted earnings		243	242
Total restricted equity		243	242

Non-restricted equity
Retained earnings		5	169
Net loss		(92)	(171)

Total non-restricted equity		(87)	(2)

Total shareholder’s equity	7	156	240

Liabilities

Provisions:
Provisions for pensions and similar commitments		51	53
Provisions for loss contracts		54	86
Deferred tax liability		2	2
Total provisions		107	141

Non current liabilities
Financial leasing obligations	3	13	16
Bonds, issued	3	1,187	1,198

Total non current liabilities		1,200	1,214

Current liabilities
Short-term portion of financial leasing obligations	3	7	7
Accounts payable		213	292
Loans due to group companies		299	368
Other current liabilities		132	151
Accrued expenses and deferred income		325	438

Total current liabilities		976	1,256

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,439	2,851

PLEDGED ASSETS AND CONTINGENT LIABILITIES	6	August 31, 2004	Feb 29, 2004
		(Unaudited)
Pledged assets		1,963	2,194
Contingent liabilities		22	22
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		1,985	2,216

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2004 – August 31, 2004	Group March 1, 2003 – August 31, 2003
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(91)	(42)
• Reversal of depreciation and amortization		152	162
• Reversal of capital (gains) losses		(5)	(2)
• Reversal of change of provisions		(30)	(16)
• Reversal of capitalized cost write-offs		5	4
Change in interest receivables		(9)	(7)
Change in interest liabilities		(2)	(18)
Paid taxes		—	—
Unrealised exchange loss/(gain)		(7)	2
		12	82

Change in working capital
Increase (-)/decrease (+) in stock		0	4
Increase (-)/decrease (+) in current receivables		19	(9)
Increase (+)/decrease (-) in current liabilities		(125)	(41)

Net cash flow provided by (used in) operating activities		(94)	36

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(76)	(10)
Sales of land, buildings, machinery and equipment		20	8
Sale of financial fixed assets		9	—
Net cash flow used in investing activities		(47)	(2)

Cash flow from financing activities
Payments of long-term borrowings		(3)	(20)
Net cash flow provided by (used in) financing activities		(3)	(20)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(144)	14

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		346	180

Translation difference		0	(1)

CASH AND BANK BALANCES AT END OF PERIOD		202	193

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus Nordic AB, together with its subsidiaries (“Nordic”), is a Swedish registered limited liability company, wholly owned subsidiary Concordia Bus Nordic Holding AB (Reg. No. 556028-1122, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company.

The operations of Nordic consist of providing regular bus services under contract through its subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Nordic also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Nordic also operates extensive Inter city express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmö and Stockholm region.

Accounting principles

The same accounting policies and methods of computation are followed for the six months ended August 31, 2004 consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has adopted the Swedish Accounting Standards Council’s recommendation RR29 – Employee benefits. In accordance with Swedish GAAP, the adoption of RR29 should be accounted for as a change in accounting principles meaning that the cumulative impact of adopting this new recommendation relating to periods prior to March 1, 2003 are adjusted at the date of the opening balance sheet.  The impact of the change is as follows:

	Previously reported	Change in accounting policy	Change in accounting policy	Restated amounts
			(tax effect)
Pension provision as of February 29, 2004	60	(7)		53
Deferred tax liability as of February 29, 2004	—	—	2	2
Shareholder’s equity as of February 29, 2004	235	7	(2)	240

Going concern

Nordic has approximately SEK 1,200 million of long-term debt due to third parties, including long-term finance lease obligations. Nordic’s ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore the former parent company Concordia Bus AB’s ability to service their existing debt is dependent of the ability to transfer profit from Concordia Bus Nordic AB through Concordia Bus Nordic Holding AB to Concordia Bus AB. The non-restricted equity in the underlying companies, available for dividends, have been reduced during the year due to losses, which furthermore limits the company’s possibilities to receive dividends from subsidiaries.

The group profit and loss statement in Nordic shows that earnings generated by the underlying businesses during the period March 1, 2004 - August 31, 2004 have not been sufficient to cover the parent company’s costs. Concordia Bus Nordic AB and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. The Group has started to see signs of significant improvements in compensation levels in new tenders with public transportation authorities.  If the cost-cutting initiatives or other measures that management deem required are not successful and losses continue, these companies’ equity bases may need to be restored and, if they are not able to comply with the covenants of the debt agreements, they may require waivers from their lenders or additional equity funding in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

These financial statements have been prepared under the assumption that the group will be successful in its initiatives and, consequently, they have been prepared assuming that Nordic will continue as a going concern.

CONCORDIA BUS NORDIC HOLDING AB

NOTES TO FINANCIAL STATEMENTS

Note 1. Net revenue and operating profit (loss) by segment

Revenue	June 1, 2004 – August 31, 2004	June 1, 2003 – August 31, 2003	March 1, 2004 – August 31, 2004	March 1, 2003 – August 31, 2003
CPTA – Sweden	761	781	1,668	1,697
CPTA – Norway	111	81	230	180
CPTA – Finland	93	89	195	190
Total CPTA	965	951	2,093	2,067
Express	97	90	176	166
Interbus	33	31	63	63
Total bus operations	1,095	1,072	2,332	2,296
Other revenue and group elimination	23	31	43	59
Total revenue	1,118	1,103	2,375	2,355

Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	June 1, 2004 – August 31, 2004	June 1, 2003 – August 31, 2003
CPTA – Sweden	(9)	5
CPTA – Norway	5	1
CPTA – Finland	(6)	(8)
Total CPTA	(10)	(2)
Express	17	14
Interbus	4	5
Total Express and Interbus	21	19
Total bus operations	11	17
Goodwill amortization	(4)	(3)
Head office items and others	(3)	(14)
Total operating profit	(4)	(0)

Operating profit (loss)	March 1, 2004 – August 31, 2004	March 1, 2003 – August 31, 2003
CPTA – Sweden	(20)	21
CPTA – Norway	9	(1)
CPTA – Finland	(6)	(11)
Total CPTA	(17)	9
Express	19	20
Interbus	6	6
Total Express and Interbus	25	26
Total bus operations	8	35
Goodwill amortization	(7)	(6)
Head office items and others	(20)	(27)
Total operating profit	(19)	2

Note 2. Interest expense and similar items

MSEK	June 1, 2004 – August 31, 2004	June 1, 2003 – August 31, 2003	March 1, 2004 – August 31, 2004	March 1, 2003 – August 31, 2003
Interest cost payable	(43)	(21)	(86)	(44)
Amortization of deferred financing costs	(2)	(2)	(4)	(4)
Other financial charges	(2)	(1)	(3)	(4)
Foreign exchange gains/(losses)	(2)	(2)	12	(1)
Total	(49)	(26)	(81)	(53)

Note 3. Liabilities to credit institutions and net indebtedness

MSEK	August 31, 2004	February 29, 2004
Euro 130 million - Senior Secured Notes 9,125	1,187	1,198
Liabilities to credit institutions	1,187	1,198
Other long-term liabilities	(13)	16
Short term portion of finance lease obligations	(7)	7
Total debt	1,207	1,221

Less Cash and bank balance	(202)	(346)
Net indebtedness	1,005	875

Total debt	1,200	1,214
Short term portion of finance lease obligations	(7)	(7)

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	August 31, 2004	February 29, 2004
Net present value of future lease payments
• Vehicles	853	905
• Real estate and other	49	52
Total	902	957

Note 5. Fair value of financial instruments

Fuel hedge contracts

The Nordic Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended August 31, 2004, 24% of Nordic’s fuel usage was hedged through diesel swaps at a fixed price for the coming 6 months. The hedge contracts expire February 28, 2005.

Interest/currency hedges

Nodic’s lease debt is on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Nordic a larger portion of fixed interest rate arrangements.

The Nordic Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended August 31, 2004, 24% of Nordic’s fuel usage was hedged through diesel swaps at a fixed price for the coming 6 months. The hedge contracts expire February 28, 2005.

Note 6.  Pledged assets and contingent liabilities

MSEK	August 31, 2004	February 29, 2004
Pledged shares in subsidiaries	574	665
Floating charge certificates	119	119
Pledged assets	1,270	1,410
Guarantees and other contingent liabilities	22	22

Total	1,985	2,216

As a result of the refinancing in Concordia Bus Nordic AB in January 2004, the security package has been renegotiated. The following securities exist as of August 31, 2004:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB;

Ingenior M.O. Schoyens Bilcentraler AS

Swebus Express AB

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighets AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 1,159,507,938

Ingenior M.O. Schoyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 110,901,716;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134 ;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Note 7. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2004, before change of accounting principles	242	(7)	235
Effect of change in accounting principles	—	7	7
Effect of change in accounting principles, tax effect	—	(2)	(2)
Opening balance March 1, 2004, after change of accounting principles	242	(2)	240
Net loss for the period	—	(92)	(92)
Change in cumulative translation adjustment	1	7	8
Ending balance August 31, 2004	243	(87)	156

Note 8. Cash and cash equivalents

MSEK	August 31, 2004	February 29, 2004
Cash and bank balances	152	292
Restricted cash*	50	54
Total	202	346

* Restricted cash has been deposited in order to obtain bank guarantees. The bank guarantees have been issued as securities for Concordia Bus Nordic’s pension debt and SBC’s obligations in three CPTA contracts in Oslo

SWEBUS AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SECOND QUARTER

(in millions of SEK except loss per share)	Note	June 1, 2004 – August 31, 2004	June 1, 2003 – August 31, 2003
		(Unaudited)	(Unaudited)

Net revenue		786	816

Fuel, tires and other consumables		(155)	(144)
Personnel costs		(427)	(457)
Operating lease charges	2	(142)	(144)
Other external costs		(91)	(100)
Gain (Loss) on sale of fixed assets		(1)	0
Depreciation and amortization		(4)	(3)
Operating Profit (Loss)		(34)	(32)

Interest income		3	26
Interest expense and similar items	1	(25)	(17)
Financial income and expenses		(22)	(9)
Loss after financial items		(56)	(23)

Taxes		—	(1)

Profit for the period		(56)	(24)

Profit per share (in SEK)		(18,661)	(7,915)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE HALF YEAR

(in millions of SEK except loss per share)	Note	March 1, 2004 – August 31, 2004	March 1, 2003 – August 31, 2003
		(Unaudited)	(Unaudited)

Net revenue		1,716	1,764

Fuel, tires and other consumables		(345)	(334)
Personnel costs		(953)	(977)
Operating lease charges	2	(289)	(291)
Other external costs		(196)	(209)
Gain (Loss) on sale of fixed assets		(1)	0
Depreciation and amortization		(8)	(6)
Operating Profit (Loss)		(76)	(53)

Interest income		7	43
Interest expense and similar items	1	(36)	(35)
Financial income and expenses		(29)	8
Loss after financial items		(105)	(45)

Taxes		—	(2)

Net loss for the period		(105)	(47)

Loss per share (in SEK)		(35,109)	(15,691)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	August 31, 2004	Feb 29, 2004
(In millions of SEK)		(Unaudited)

Fixed assets

Buildings and land		1	1
Equipment, tools, fixtures and fittings		12	19
Vehicles		38	15
Total tangible fixed assets		51	35

Receivable due from group companies		139	197
Total financial fixed assets		139	197

Total fixed assets		190	232

Current assets

Inventories		21	23

Accounts receivable		200	243
Other current receivables		1	75
Accrued income and prepaid expenses		131	219
Total receivables		332	537

Cash and bank balances		90	175

Total current assets		443	735

TOTAL ASSETS		633	967

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	August 31, 2004	Feb 29, 2004
(in millions of SEK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (3000 shares at par value SEK 100)		0	0
Restricted earnings		0	0
Total restricted equity		0	0

Non-restricted equity
Retained earnings		235	399
Net loss		(105)	(164)

Total non-restricted equity		130	235

Total shareholder’s equity	3	130	235

Liabilities

Provisions:
Provisions for pensions and similar commitments		4	4
Provisions for loss contracts		41	62
Other liabilities		—	6
Total provisions		45	72

Non current liabilities
Other non current liabilities		11	8
Financial leasing obligations		5	6
Total non current liabilities		16	14

Current liabilities
Short-term portion of financial leasing obligations		6	6
Accounts payable		139	220
Other current liabilities		55	311
Accrued expenses and deferred income		242	109

Total current liabilities		442	646

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		633	967

PLEDGED ASSETS AND CONTINGENT LIABILITIES	August 31, 2004	Feb 29, 2004
	(Unaudited)
Pledged assets
Floating charges	100	100
Contingent liabilities
Guarantee on behalf of Concordia Bus Nordic AB	1,198	1,198
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES	1,298	1,298

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2004 – August 31, 2004	Group March 1, 2003 – August 31, 2003
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(105)	(45)
• Reversal of depreciation and amortization		7	6
• Reversal of capital (gains) losses		1	0
• Reversal of change of provisions		(21)	(8)
Change in interest receivables		7	(9)
Change in interest liabilities		(14)	5
Paid taxes		0	(2)
Unrealised exchange loss/(gain)		(2)	—
		(127)	(53)

Change in working capital
Increase (-)/decrease (+) in stock		2	2
Increase (-)/decrease (+) in current receivables		237	209
Increase (+)/decrease (-) in current liabilities		(170)	(102)

Net cash flow provided by (used in) operating activities		(58)	56

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(34)	(5)
Sales of land, buildings, machinery and equipment		9	0
Net cash flow used in investing activities		(25)	(5)

Cash flow from financing activities
Payments of long-term borrowings		(2)	(2)
Net cash flow provided by (used in) financing activities		(2)	(2)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(85)	49

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		175	156

CASH AND BANK BALANCES AT END OF PERIOD		90	205

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Swebus AB (‘‘Swebus’’) is a Swedish registered limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus BV. The primary operations of Swebus consist of providing regular bus services under contract to transit authorities in Sweden.

Accounting principles

The financial statements of Swebus have been prepared in accordance with accounting principles generally accepted in Sweden (‘‘Swedish GAAP’’) and, thus, have been prepared in accordance with the Swedish Annual Accounts Act, as well as in accordance with recommendation and statements from the recommendations of the Swedish Accounting Standards Board (‘‘Bokföringsnämnden’’ or ‘‘BFN’’). Swebus’ accounting policies have been applied consistently in all periods presented.

SWEBUS AB

NOTES TO FINANCIAL STATEMENTS

Note 1. Interest expense and similar items

MSEK	June 1, 2004 – August 31, 2004	June 1, 2003 – August 31, 2003	March 1, 2004 – August 31, 2004	March 1, 2003 – August 31, 2003
Interest cost payable	(24)	(17)	(38)	(34)
Other financial charges	0	0	0	(1)
Foreign exchange gains/(losses)	(1)	0	2	—
Total	(25)	(17)	(36)	(35)

Note 2. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	August 31, 2004	February 29, 2004
Net present value of future lease payments
• Vehicles	662	772
• Real estate and other	49	52
Total	711	824

Note 3. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2004	0	235	235
Net loss for the period		(105)	(105)
Change in cumulative translation adjustment
Ending balance August 31, 2004	0	130	130

INGENIØR M. O. SCHØYENS BILCENTRALER AS

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SECOND QUARTER

(in thousands of NOK)	Note	June 1, 2004 – August 31, 2004	June 1, 2003 – August 31, 2003
		(Unaudited)	(Unaudited)

Net revenue		105,294	75,588

Fuel, tires and other consumables		(16,914)	(9,342)
Personnel costs		(54,218)	(43,000)
Operating lease charges	2	(10,299)	(10,714)
Other external costs		(13,180)	(9,057)
Gain (Loss) on sale of fixed assets		74	109
Depreciation and amortization		(6,701)	(3,531)
Operating Profit (Loss)		4,056	53

Interest income		313	501
Interest expense and similar items	1	(1,771)	(353)
Financial income and expenses		(1,458)	148
Loss after financial items		2,598	201

Taxes		—	176

Profit for the period		2,598	377

Profit per share (in NOK)		3,465	502

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

INGENIØR M. O. SCHØYENS BILCENTRALER AS

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE HALF YEAR

(in thousands of NOK)	Note	March 1, 2004 – August 31, 2004	March 1, 2003 – August 31, 2003
		(Unaudited)	(Unaudited)

Net revenue		216,923	163,734

Fuel, tires and other consumables		(36,369)	(21,584)
Personnel costs		(115,276)	(94,125)
Operating lease charges	2	(19,838)	(21,778)
Other external costs		(26,084)	(20,544)
Gain (Loss) on sale of fixed assets		79	181
Depreciation and amortization		(12,307)	(7,094)
Operating Profit (Loss)		7,128	(1,210)

Interest income		599	1,174
Interest expense and similar items	1	(1,395)	(607)
Financial income and expenses		(796)	567
Loss after financial items		6332	(643)

Taxes		—	(648)

Net profit for the period		6332	(1,291)

Profit (loss) per share (in NOK)		8,442	(1,721)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

INGENIØR M. O. SCHØYENS BILCENTRALER AS

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	August 31, 2004	Feb 29, 2004
(in thousands of NOK)		(Unaudited)

Fixed assets

Equipment, tools, fixtures and fittings		2,344	2,356
Vehicles		49,830	31,668
Total tangible fixed assets		52,174	34,024

Other long-term receivables		4	14,018
Receivable due from group companies		410	—
Defferred income tax assets		—	4,807
Total financial fixed assets		414	18,825

Total fixed assets		52,588	52,849

Current assets

Inventories		5,640	5,000

Accounts receivable		30,744	20,617
Other current receivables		6,856	22,862
Accrued income and prepaid expenses		15,074
Total receivables		52,674	43,479

Cash and bank balances		35,116	25,498

Total current assets		93,430	73,977

TOTAL ASSETS		146,018	126,826

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

INGENIØR M. O. SCHØYENS BILCENTRALER AS

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	August 31, 2004	Feb 29, 2004
(in thousands of NOK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (750 shares at par value NOK 1,000)		750	750
Restricted earnings		30,739	29,295
Total restricted equity		31,489	30,045

Non-restricted equity
Net profit		6,332	1,445
Total non-restricted equity		6,332	1,445

Total shareholder’s equity	3	37,821	31,490

Liabilities

Provisions:
Provisions for pensions and similar commitments		6,246	16,259
Provisions for loss contracts		8,015	10,416
Total provisions		14,261	26,675

Non current liabilities
Payable to affiliated company		39,826	4,849
Total non current liabilities		39,826	4,849

Current liabilities
Accounts payable		13,458	22,127
Accrued and other current liabilities		40,652	41,685

Total current liabilities		54,110	63,812

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		146,018	126,826

PLEDGED ASSETS AND CONTINGENT LIABILITIES		August 31, 2004	Feb 29, 2004
		(Unaudited)
Contingent liabilities
Guarantee on behalf of Concordia Bus Nordic AB		1,198	1,198
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		1,198	1,198

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

INGENIØR M. O. SCHØYENS BILCENTRALER AS

CONSOLIDATED CASH FLOW STATEMENTS

(in thousands of NOK)	Note	Group March 1, 2004 – August 31, 2004	Group March 1, 2003 – August 31, 2003
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		6,332)	(643)
• Reversal of depreciation and amortization		12,307	7,093
• Reversal of capital (gains) losses		(79)	(181)
• Reversal of change of provisions		(2,400)	(3,286)
Change in interest receivables		(375)	(980)
Change in interest liabilities		1,050	—
Paid taxes		—	(85)
Unrealised exchange loss/(gain)		(242)	278
		16,593	2,196

Change in working capital
Increase (-)/decrease (+) in stock		(640)	437
Increase (-)/decrease (+) in current receivables		(21,073)	2,383
Increase (+)/decrease (-) in current liabilities		45,115	(8,605)

Net cash flow provided by (used in) operating activities		39,995	(3,589)

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(30,472)	(16)
Sales of land, buildings, machinery and equipment		95	192
Net cash flow used in investing activities		(30,377)	176

INCREASE (DECREASE) IN CASH AND BANK BALANCES		9,618	(3,413)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		25,498	29,812

CASH AND BANK BALANCES AT END OF PERIOD		35,116	26,399

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

INGENIØR M. O. SCHØYENS BILCENTRALER AS

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Ingeniør M. O. Schøyens Bilcentraler AS (‘‘SBC’’) is a Norwegian ordinary limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus BV. The primary operations of SBC consist of providing regular bus services under contract to transit authorities in Norway.

Accounting principles

The financial statements of SBC have been prepared in accordance with accounting principles generally accepted in the Norway (‘‘Norwegian GAAP’’). SBC’s accounting policies have been applied consistently in all periods presented.

INGENIØR M. O. SCHØYENS BILCENTRALER AS

NOTES TO FINANCIAL STATEMENTS

Note 1. Interest expense and similar items

MSEK	June 1, 2004 – August 31, 2004	June 1, 2003 – August 31, 2003	March 1, 2004 – August 31, 2004	March 1, 2003 – August 31, 2003
Interest cost payable	(1,132)	(88)	(1,519)	(231)
Other financial charges	(56)	(37)	(105)	(75)
Foreign exchange gains/(losses)	(583)	(228)	229	(301)
Total	(1,771)	(353)	(1,395)	(607)

Note 2. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	August 31, 2004	February 29, 2004
Net present value of future lease payments
• Vehicles	65	66
Total	65	66

Note 3. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2004	30,045	1,445	31,490
Previous year’s profit	1,445	(1,445)	—
Net profit for the period	—	6,332	6,332
Ending balance August 31, 2004	31,490	6,332	37,821

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: September 28, 2004	By:	/s/ Ragnar Norbak
Ragnar Norbak Chief Executive Officer